Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

October 8, 2013

Via Edgar Submission and Courier

Mr. Duc Dang, Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	American Homes 4 Rent

Registration Statement on Form S-11

Filed September 5, 2013

File No. 333-191015

Dear Mr. Dang:

On behalf of our client, American Homes 4 Rent (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by the Company in your letter dated September 27, 2013, with regard to the Company’s above-referenced registration statement on Form S-11 (File No. 333-191015) filed on September 5, 2013 (the “Registration Statement”).

For convenience of reference, we have repeated your comments below in italics followed by the Company’s responses. In addition, we have enclosed a marked copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that was publicly filed today and marked to indicate changes from the Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions set forth in Amendment No. 1. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 1.

General

1.	We note that you have not included the required XBRL interactive data exhibit with this registration statement. Please refer to Item 601(b)(101) of Regulation S-K and file the required XBRL interactive data.

The Company acknowledges the Staff’s comment and has filed the required XBRL interactive data with Amendment No. 1.

Mr. Duc Dang

U.S. Securities and Exchange Commission

October 8, 2013

2.	Please advise us as to the consideration you have given to providing risk factor disclosure regarding the FHFA’s POI, in particular the risks relating to the construction of the index and how the index measures home price appreciation, as well as how the index correlates to your portfolio.

The Company acknowledges the Staff’s comment and has revised the disclosure to add three risk factors on pages 58-59 of Amendment No. 1 in response to the Staff’s comment.

3.	Please supplementally provide us with a detailed explanation of the purpose of the HPA Amount. In responding to this comment, please address the lack of correlation between the change in the FHFA’s POI index level and the performance of your portfolio. Please also address the lack of correlation that could develop between the composition of your portfolio and the fixed weightings of your top markets used for purposes of calculating the HPA Amount. Moreover, given such lack of correlation, please supplementally explain to us how you intend to hedge your exposure with respect to the HPA Amount.

The purpose of the HPA Amount is to enable investors in the Series A Participating Preferred Shares to participate in the potential recovery of home prices in the Company’s top 20 markets based on estimated total investment as of July 31, 2013, while limiting exposure to home price depreciation because the HPA Amount does not reduce the initial liquidation preference or the dividends payable to holders upon a redemption, conversion or other liquidation event. The Company has chosen to use the POI to calculate the HPA Amount because the Company believes that this index is currently the most transparent, independent, complete and reliable index from which to calculate the cumulative change in home price values for such markets. The Company acknowledges that there may be a lack of correlation between the changes in home values measured by the POI and changes in homes values with respect to the Company’s portfolio. The Company also acknowledges that because the fixed weightings of the Company’s top markets will not change after the Series A Participating Preferred Shares are issued, but the geographic concentration of the Company’s portfolio will likely change after such time, the POI may become less correlated with the Company’s portfolio in the future. As noted above, the Company has added a risk factor on pages 58-59 of Amendment No. 1 highlighting the current and potential future lack of correlation between the POI and the Company’s portfolio. Notwithstanding the foregoing, the Company has chosen to use a fixed weighting when applying the POI values to its top 20 markets because the Company believes that the fixed weighting helps provide a more constant, transparent methodology that will allow investors to more easily evaluate potential returns, than would be possible if the market weightings fluctuated based on changes in the geographic concentration of the Company’s portfolio.

Mr. Duc Dang

U.S. Securities and Exchange Commission

October 8, 2013

The Company notes that it does not intend to hedge any discrepancies between HPA Amounts calculated using the POI and the actual changes in home prices of its portfolio because (a) the Company expects that the correlation will be relatively high, (b) the HPA Amount is capped such that the total internal rate of return, when considering all dividends and the HPA Amount, will not exceed 9%, and (c) the Company has the option, after September 30, 2017, to convert the Series A Participating Preferred Shares into Class A common shares, which would allow the Company to retire the Series A Participating Preferred Shares without using cash (whether from operations, borrowings or from the issuance of additional debt or equity securities) in the event that the home price appreciation measured by the POI were to be disproportionate to any home price appreciation with respect to the Company’s portfolio.

4.	We note that you indicate the tables on pages 20 and 177 present the FHFA POI values as of the stated dates. However, it appears the tables present reconfigured values using a new initial measurement date of 6/30/2012 and an initial value of 100.0. As a result, an investor would not be able to readily compare the values presented in these tables to the values presented in the FHFA POI. Please revise to provide clear disclosure as to how the values presented in these tables compares to the values presented in the FHFA POI. Please also explain why you are not using the same values as presented in the FHFA POI. Finally, please explain whether the quarterly information you provide regarding the HPA Amount will present the FHFA POI values and, if so, whether you will be presenting such values using your reconfigured values or the values actually presented in the FHFA POI.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 21-26 and 182-186 of Amendment No. 1 in response to the Staff’s comment. The Company has revised the introductory description and footnotes to the tables on pages 24-25 and 184-185 to clarify why the POI value as of June 30, 2012 has been reconfigured to a baseline value of 100.0 and has added the tables on pages 24 and 185 setting forth the actual POI value for the relevant markets as of June 30, 2013, which is the date from which the change in the POI values will be measured for purposes of calculating the HPA Amount. Based on such revisions, the Company respectfully submits that an investor has the information necessary to understand the actual amounts from which the change in the POI will be measured and how such actual amounts are indexed to June 30, 2013 using a baseline value of 100.0. The Company believes that using a baseline value of 100.0 will make it easier for investors to track the change in the POI over time relative to the index date of June 30, 2013. The Company intends to present both the actual POI values and those indexed as of June 30, 2013 in the quarterly statements that will be made available to investors.

Mr. Duc Dang

U.S. Securities and Exchange Commission

October 8, 2013

5.	Please revise your tables on pages 21 and 178 to illustrate the impact, if any, of the HPA Amount cap.

The Company acknowledges the Staff’s comment and has added disclosure in Amendment No. 1 regarding the HPA Amount cap on the cover of the prospectus and in the footnotes to the tables entitled “Illustrative Effect of Hypothetical HPA on Series A Participating Preferred Shares” on pages 25-26 and 186. The additional disclosure in footnote 1 to the tables includes an illustration of the application of the cap based on an assumed cumulative hypothetical HPA Amount that is sufficiently high enough to implicate the cap.

6.	We note that you have assigned weightings for your top 20 markets as of July 31, 2013 in the tables on pages 20 and 177. Please explain why these assigned weightings will be fixed during the time the HPA Amount accrues given that your portfolio will change during this time.

As noted in response 3 above, the Company has chosen to use a fixed weighting when applying the POI values to its top 20 markets because the Company believes that the fixed weighting helps provide a more constant, transparent methodology that will allow investors to more easily evaluate the potential returns, than would be possible if the market weightings fluctuated based on changes in the geographic concentration of the Company’s portfolio. The Company acknowledges the potential lack of correlation between the POI and the Company’s portfolio, and the Company has added a risk factor on pages 58-59 of Amendment No. 1 highlighting such current and potential future lack of correlation between the POI and the Company’s portfolio.

7.	Please include a table detailing the calculation of the HPA Factor and resulting HPA Amount from inception (June 30, 2013) to September 30, 2013 in your amended registration statement.

The FHFA typically releases the POI approximately two months after the end of each quarter. Due to the timing of the release, the POI does not yet include data with respect to the quarter ended September 30, 2013. Such data is not expected to be included in the POI until late November 2013. The most recent quarter for which POI data is available is the quarter ended June 30, 2013, which is why the Company has selected such date as the index date from which future changes in home prices will be measured for the purpose of calculating the HPA Amount. Accordingly, the data does not yet exist to enable the Company to provide the requested table. The Company has added disclosure on pages 22 and 183 of Amendment No. 1 regarding the timing of the release of the POI by the FHFA. The Company also has revised the disclosure on pages 21-26 and 181-186 to further explain the HPA Factor and has added a table on pages 24 and 185 setting forth the actual POI value for the relevant markets as of June 30, 2013 in order to clarify how the POI will be used to calculate the HPA Amount.

8.	We note the disclosure on page 177 discussing the alternative source(s) you would use to calculate the HPA Amount if the FHFA stops publishing the POI. Please explain how the use of a private and/or non-public index would be consistent with your disclosure obligations under the federal securities laws.

Mr. Duc Dang

U.S. Securities and Exchange Commission

October 8, 2013

The Company acknowledges the Staff’s comment and has revised the risk factor on page 59 and the disclosure on page 183 to clarify that the Company will select a publicly available alternative source or sources if the FHFA no longer publishes the POI, if the POI no longer covers one or more of the Company’s top 20 markets or if the FHFA materially changes the methodology used in calculating the POI. The Company will disclose such alternative source or sources in detail in the quarterly statement made available to investors.

9.	Please revise your disclosure to explain in greater detail how the HPA Amount cap operates and is calculated. In responding to this comment, please consider providing illustrative examples to show how the HPA Amount cap could impact the HPA Amount.

The Company acknowledges the Staff’s comment. As noted in response 5 above, to provide additional information regarding the HPA Amount cap, the Company has revised the disclosure in Amendment No. 1 on the cover of the prospectus and in the footnotes to the tables entitled “Illustrative Effect of Hypothetical HPA on Series A Participating Preferred Shares” on pages 25-26 and 186.

* * * * *

The Company respectfully believes that the responses above and the proposed modifications contained in Amendment No. 1 to the Registration Statement are responsive to the Staff’s comments. If you have any questions or further comments, please feel free to contact me at (202) 637-8357.

Sincerely,

/s/ James E. Showen James E. Showen
Partner

Enclosure

cc:	Sandra B. Hunter, Securities and Exchange Commission
Sara H. Vogt-Lowell, American Homes 4 Rent
G. Allen Hicks, Hogan Lovells US LLP
William J. Cernius, Latham & Watkins LLP